

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 3, 2023

Mikheil Lomtadze
Chief Executive Officer
Joint Stock Co Kaspi.kz
154A Nauryzbay Batyr Street
Almaty, 050013, Kazakhstan

> **Re: Joint Stock Co Kaspi.kz**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted October 20, 2023**
> **CIK No. 0001985487**

Dear Mikheil Lomtadze:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors, page 29

1. We note your response to prior comment 6 that you are not subject to the EU General Data Protection Regulation or the equivalent legislation in the United Kingdom. Please explain why you disclose that your cybersecurity systems comply with GDPR in the Business section.

Note 3. Significant accounting policies
Revenue recognition, page F-55

2. We note your expanded disclosure in response to prior comment 18. We further note your product and services offerings on page 4. It appears that you have not provided disclosure

in your revenue recognition policy for several of your offerings including Advertising, Classifieds, BNPL and Car financing. Please advise or revise accordingly. Additionally, we note your expanded disclosures discuss fees revenue in general. Disclose how your Marketplace fees are calculated. Expand your disclosures to address Steps 1 through 5 in recognizing revenue under IFRS 15. Your disclosure should disclose more specifically your recognition policy for all of your significant products and services. Refer to paragraphs 110 through 129 of IFRS 15.

3.   We note your expanded disclosure on page F-56 in response to prior comment 22, that, "[t]he Company has determined that it is a principal to all the different services provided and described herein." Please expand upon how you reached this conclusion. Specifically, explain how you concluded that you are the principal in transactions that include flight tickets, railway tickets, delivery services, and your 3P Marketplace as described on page 165 as well as your key services, including payments, marketplace, financial services, travel, grocery, and classifieds. Refer to paragraph 123 of IFRS 15. Expand your disclosures to explain how you made these determinations. Refer to paragraphs B34 and B34A of IFRS 15.

4.   We have reviewed your response to prior comment 23. Please explain in greater detail how you concluded that the bonuses accumulated do not represent a material right. In this regard, we note your statement in your response that the accumulated cashback bonuses under the rewards program can be spent on purchases of goods and services from third parties through the Kaspi.kz Super App. If the reward is not a material right, then clarify why a contract liability is being established.

General

5.   You disclose that prior to or concurrent with, and conditional upon, the completion of this offering, you intend to amend the terms and rename the outstanding Regulation S GDRs to make them fungible with the ADSs offered in this prospectus. Please explain how you intend to amend the terms and rename the outstanding Regulation S GDRs to make them fungible with the ADSs being offered. Explain the steps that will be taken to undertake this, including whether any action or consent of current holders of Regulation S GDRs will be required. Clarify which actions have been taken. Discuss whether the GDRs will have the same deposit agreement as the ADRs.

6.   Please clarify or explain if you intend to register the shares underlying the GDRs on a Form F-6. Also clarify whether you are intending to register the shares underlying the GDRs as part of this registration statement.

7.   With a view toward disclosure, explain why the Rule 144A GDRs are not being made fungible along with the Regulation S GDRs.

8.   You state that the ADSs will trade on Nasdaq, the LSE, the KASE, and the AIX. Please clarify how you plan to have American Depository Shares trade on foreign exchanges.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology

cc: Nicholas P. Pellicani